September 17, 2010

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549-0305

Attention: Ms. Julie F. Rizzo

RE:	Carnival Corporation/Carnival plc (“we” or the “Company”)

Form 10-K for Fiscal Year Ended November 30, 2009 (“Form 10-K”)

Definitive Proxy Statement on Schedule 14A

Filed January 29, 2010 and February 23, 2010 (“Proxy Statement”)

File Nos. 001-09610 and 001-15136

Dear Ms. Rizzo:

The staff of the Securities and Exchange Commission reviewed the Company’s Form 10-K and Proxy Statement and transmitted their comments in your letter dated September 8, 2010 (the “Comment Letter”). I set out below my responses to the staff’s comments on behalf of the Company. For ease of reference, I have reproduced each of the staff’s comments and followed it with the Company’s response.

Form 10-K

Risk Factors, page 31

1.	Please confirm that in future filings you will delete the second, third and fourth sentences from the first paragraph of this section. If a risk is deemed not material, please do not reference it.

RESPONSE: In future filings, we will delete the second, third and fourth sentences from the first paragraph of our risk section. We will only reference a risk if it is deemed to be material.

Definitive Proxy Statement on Schedule 14A

2.	Please confirm that in future filings you will, under the caption “Compensation Committee Interlocks and Insider Participation,” provide the disclosure about your compensation committee required by Item 407(e)(4) of Regulation S-K or please advise.

RESPONSE: Based on the Securities and Exchange Commission’s compliance and disclosure interpretation regarding Item 407(e)(4) that if the only disclosure that a registrant is required to provide pursuant to Item 407(e)(4) is the identity of the members of the compensation committee, because the registrant has no transactions or relationships that trigger a disclosure obligation, the registrant may omit the Item 407(e)(4) caption “Compensation Committee Interlocks and Insider Participation”. We confirm that we had no transactions or relationships that trigger disclosure obligations, and therefore we omitted the caption. Please advise if the Commission’s guidance has changed.

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As requested in the Comment Letter, I hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses, please contact either David Bernstein, Senior Vice President and Chief Financial Officer at (305) 406-8684 or me at (305) 406-5755.

Respectfully submitted,

/s/ Larry Freedman
Larry Freedman
Chief Accounting Officer and Vice President - Controller

cc:	Micky Arison - Chairman of the Boards and Chief Executive Officer

David Bernstein - Senior Vice President and Chief Financial Officer

Howard S. Frank - Vice Chairman of the Boards and Chief Operating Officer

Richard Glasier - Chairman of the Audit Committees

Quinby Dobbins - Partner, PricewaterhouseCoopers